UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CROSSTEX ENERGY LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

22765U102

(CUSIP Number)

Marisa Beeney

GSO Capital Partners LP

280 Park Avenue, 11th Floor

New York, New York 10017

Tel.: (212) 503-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 22765U102
1.	Names of Reporting Persons. GSO Crosstex Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,705,882
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,705,882
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,705,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 22.82%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 22765U102
1.	Names of Reporting Persons. Blackstone / GSO Capital Solutions Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,705,882
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,705,882
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,705,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 22.82%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 22765U102
1.	Names of Reporting Persons. Blackstone / GSO Capital Solutions Associates LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,705,882
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,705,882
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,705,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 22.82%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 22765U102
1.	Names of Reporting Persons. GSO Holdings I LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,705,882
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,705,882
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,705,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 22.82%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 22765U102
1.	Names of Reporting Persons. GSO Special Situations Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 771,600
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 771,600
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 771,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.55%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 22765U102
1.	Names of Reporting Persons. GSO Capital Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 771,600
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 771,600
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 771,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.55%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 22765U102
1.	Names of Reporting Persons. GSO Advisor Holdings L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 771,600
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 771,600
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 771,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.55%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 22765U102
1.	Names of Reporting Persons. Blackstone Holdings I L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,477,482
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,477,482
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,477,482
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.01%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 22765U102
1.	Names of Reporting Persons. Blackstone Holdings I/II GP Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,477,482
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,477,482
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,477,482
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.01%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 22765U102
1.	Names of Reporting Persons. The Blackstone Group L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,477,482
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,477,482
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,477,482
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.01%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 22765U102
1.	Names of Reporting Persons. Blackstone Group Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,477,482
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,477,482
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,477,482
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.01%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 22765U102
1.	Names of Reporting Persons. Stephen Schwarzman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,477,482
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,477,482
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,477,482
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.01%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 22765U102
1.	Names of Reporting Persons. Bennett J. Goodman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,477,482
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,477,482
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,477,482
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.01%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 22765U102
1.	Names of Reporting Persons. J. Albert Smith III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,477,482
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,477,482
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,477,482
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.01%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 22765U102
1.	Names of Reporting Persons. Douglas I. Ostrover
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,477,482
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,477,482
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,477,482
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.01%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (the “Amendment No. 1”) to Schedule 13D supplements and amends the Statement on Schedule 13D of GSO Crosstex Holdings LLC; Blackstone / GSO Capital Solutions Fund LP; Blackstone / GSO Capital Solutions Associates LLC; GSO Holdings I LLC; Blackstone Holdings I L.P.; Blackstone Holdings I/II GP Inc.; The Blackstone Group L.P.; Blackstone Group Management L.L.C.; Stephen A. Schwarzman; Bennett J. Goodman; J. Albert Smith III; and Douglas I. Ostrover originally filed on January 19, 2010 (the “Schedule 13D”) relating to the Common Units (“Common Units”), of Crosstex Energy, L.P., a Delaware limited partnership (the “Issuer”), having its principal executive offices at 2501 Cedar Springs, Dallas, Texas 75201.

Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 2.	Identity and Background.

Item 2 (a)-(b) of the Schedule 13D is hereby amended and supplemented by replacing the first paragraph thereof in its entirety with the following:

•

(i) GSO Crosstex Holdings LLC, which is a Delaware limited liability company, (ii) Blackstone / GSO Capital Solutions Fund LP, which is a Delaware limited partnership, (iii) GSO Special Situations Fund LP, which is a Delaware limited partnership ((i) through (iii), collectively, the “GSO Funds”), (iv) Blackstone / GSO Capital Solutions Associates LLC, which is a Delaware limited liability company, and (v) GSO Capital Partners LP, which is a Delaware limited partnership ((iv) and (v) together with the GSO Funds, the “GSO Entities”);

Item 2 (a)-(b) of the Schedule 13D is hereby amended and supplemented by replacing the third paragraph thereof in its entirety with the following:

•

(i) GSO Advisor Holdings L.L.C., which is a Delaware limited liability company, (ii) GSO Holdings I LLC, which is a Delaware limited liability company, (iii) Blackstone Holdings I L.P., which is a Delaware limited partnership, (iv) Blackstone Holdings I/II GP Inc., which is a Delaware corporation, (v) The Blackstone Group L.P., which is a Delaware limited partnership, and (vi) Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Entities”);

Item 2 (a)-(b) of the Schedule 13D is hereby amended and supplemented by adding immediately prior to the penultimate paragraph thereof the following:

GSO Capital Partners LP is the investment manager of GSO Special Situations Fund LP. GSO Advisor Holdings L.L.C. is the general partner of GSO Capital Partners LP. Blackstone Holdings I L.P. is the sole member of GSO Advisor Holdings L.L.C.

Item 2 (c) of the Schedule 13D is hereby amended and supplemented by adding immediately prior to the last paragraph thereof the following:

The principal business of GSO Capital Partners LP is performing the functions of, and serving as, the investment manager to GSO Special Situations Fund LP and certain of its affiliates. The principal business of GSO Advisor Holdings L.L.C. is performing the functions of, and serving as, the general partner of GSO Capital Partners LP.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding immediately before the penultimate paragraph thereof the following:

This Amendment 1 is being filed in connection with the acquisition by GSO Special Situations Fund LP of an aggregate of 771,600 Common Units in open market transactions between May 20, 2010 and June 8, 2010.

GSO Special Situations Fund LP’s payment of the purchase price was funded by, among other things, capital contributions by GSO Special Situations Fund LP’s limited partners.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby is hereby amended and restated in its entirety by the following:

(a) – (b) The following disclosure assumes that there are 49,749,260 Common Units outstanding, which number is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended April 30, 2010, filed with the Securities and Exchange Commission on May 7, 2010.

The Preferred Units reported on this Amendment No. 1 are held by GSO Crosstex Holdings LLC.

The Common Units purchased in open market transactions reported on this Amendment No. 1 are held by GSO Special Situations Fund LP.

The aggregate number and percentage of the Common Units of the Issuer beneficially owned by each Reporting Person and, for each Reporting Person, the number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 1.

Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the entities identified above as holding the Preferred Units or Common Units of the Issuer reported on this Amendment No. 1) is the beneficial owner of the Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of the pecuniary interest of each of such Reporting Person therein.

(c) None of the Reporting Persons has effected any transaction during the past 60 days in any Common Units except for the following open market purchase transactions by GSO Special Situations Fund LP as set forth below:

Date of Transaction	Number of Units	Sale Price per Unit
May 20, 2010	69,900	$9.01
May 21, 2010	200,000	$8.99
May 24, 2010	200,000	$9.00
May 25, 2010	54,900	$8.74
May 26, 2010	64,200	$9.04
May 27, 2010	42,100	$9.24
May 28, 2010	2,800	$9.54
June 1, 2010	50,000	$9.19
June 2, 2010	12,700	$9.45
June 7, 2010	50,000	$9.91
June 8, 2010	25,000	$10.00

(d) Except as set forth in Item 6 below, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Amendment No. 1.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding at the end thereof the following

1.	Joint Filing Agreement, dated June 9, 2010, among the Reporting Persons (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2010

GSO Crosstex Holdings LLC

By:	/S/ MARISA BEENEY
Name:	Marisa Beeney
Title:	Chief Legal Officer/Chief Compliance Officer

Blackstone / GSO Capital Solutions Fund LP

By:	/S/ MARISA BEENEY
Name:	Marisa Beeney
Title:	Chief Legal Officer/Chief Compliance Officer

Blackstone / GSO Capital Solutions Associates LLC

By:	/S/ MARISA BEENEY
Name:	Marisa Beeney
Title:	Chief Legal Officer/Chief Compliance Officer

GSO Holdings I LLC

By:	/S/ ROBERT L. FRIEDMAN
Name:	Robert L. Friedman
Title:	Authorized Person

GSO Special Situation Fund LP

By:	/S/ MARISA BEENEY
Name:	Marisa Beeney
Title:	Chief Legal Officer/Chief Compliance Officer

GSO Capital Partners LP

By:	/S/ MARISA BEENEY
Name:	Marisa Beeney
Title:	Chief Legal Officer/Chief Compliance Officer

GSO Advisor Holdings L.L.C.

By:	/S/ ROBERT L. FRIEDMAN
Name:	Robert L. Friedman
Title:	Authorized Person

Blackstone Holdings I L.P.

By:	/S/ ROBERT L. FRIEDMAN
Name:	Robert L. Friedman
Title:	Authorized Person

Blackstone Holdings I/II GP Inc.

By:	/S/ ROBERT L. FRIEDMAN
Name:	Robert L. Friedman
Title:	Authorized Person

The Blackstone Group L.P.

By:	/S/ ROBERT L. FRIEDMAN
Name:	Robert L. Friedman
Title:	Authorized Person

Blackstone Group Management L.L.C.

By:	/S/ ROBERT L. FRIEDMAN
Name:	Robert L. Friedman
Title:	Authorized Person

Mr. Stephen A. Schwarzman

By:	/S/ STEPHEN A. SCHWARZMAN
Name:	Stephen A. Schwarzman

Bennett J. Goodman

By:	/S/ GEORGE FAN
Name:	George Fan
Title:	Attorney-in-Fact

J. Albert Smith III

By:	/S/ GEORGE FAN
Name:	George Fan
Title:	Attorney-in-Fact

Douglas I. Ostrover

By:	/S/ GEORGE FAN
Name:	George Fan
Title:	Attorney-in-Fact